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                                   EXHIBIT 12
                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

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
                                                                   For the Years Ended
                                                                      December 31,
                                                    ------------------------------------------------
                                                      2005      2004       2003      2002      2001
                                                    ------------------------------------------------
                                                                (Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income (Loss) from Continuing Operations    $ 1,399   $ 1,237    $ 1,324   $   659   $ 1,139
Loss/(Income) from Equity Investees, Net of
Distributions                                           (28)       78         60        (2)      (59)
Fixed Charges                                           931       928        963       946       876
Capitalized Interest (C)                                (92)     (109)      (116)     (104)      (74)
Preferred Securities Dividends Requirements of
Subsidiaries                                             (6)       (6)        (6)       (6)       (8)
                                                    ================================================
Earnings                                            $ 2,204   $ 2,128    $ 2,225   $ 1,493   $ 1,874
                                                    ================================================

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense                                    $   915   $   913    $   949   $   926   $   852
Interest Factor in Rentals                               10         9          8        14        16
Preferred Securities Dividends Requirements of
Subsidiaries                                              6         6          6         6         8
                                                    ------------------------------------------------
Total Fixed Charges                                 $   931   $   928    $   963   $   946   $   876
                                                    ================================================

Ratio of Earnings to Fixed Charges                     2.37      2.29       2.31      1.58      2.14
                                                    ================================================
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(A)   The term "earnings" shall be defined as pretax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividends requirements of majority-owned subsidiaries stated on a pre-tax level.

(C)   Capitalized Interest excludes AFUDC for PSE&G.